

SECU[...]COMMISSION

02006656



RECEIVED
FEB 27 2002
386

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SEC FILE NUMBER
8-49617

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 NW. Davis, Suite 317
(No. and Street)

Portland, (City) Oregon (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Robinson 503/727-5581
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, P.C.
(Name — *if individual, state last, first, middle name*)

15405 SW. 116th Avenue, Suite 105 (Address) King City, (City) Oregon (State) 97224 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWN POINT SECURITIES, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title



OFFICIAL SEAL
NANCY B DUGGAN
NOTARY PUBLIC-OREGON
COMMISSION NO. 327497
MY COMMISSION EXPIRES SEPT 27, 2003

Notary Public

Nancy B. Duggan 2/25/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CROWN POINT SECURITIES, LLC.
An Oregon Limited Liability Company

Annual Audited Report

December 31, 2001 and 2000

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940



TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
15405 SW. 116th Avenue, Suite 105	KING CITY,	OREGON	97224
[71]	[72]	[73]	[74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants

Board of Directors
Crown Point Securities, LLC.
Portland, Oregon

We have audited the accompanying statement of financial condition of Crown Point Securities, LLC. as of December 31, 2001 and 2000, and the related statements of income, changes in members equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Crown Point Securities, LLC. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 6, 2002

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

CROWN POINT SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 12,948	$ 8,472
Organization costs, net of accumulated amortization of $4,197 and $3,281	381	1,297
Furniture, net of accumulated depreciation of $1,192 and $139	6,182	7,235
Investment in warrants (at cost)	3,300	3,300
Total Assets	$ 22,811	$ 20,304
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 315	$ 315
Total Liabilities	315	315
MEMBERS' EQUITY	22,496	19,989
Total Members' Equity	22,496	19,989
Total Liabilities and Members' Equity	$ 22,811	$ 20,304

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
STATEMENT OF INCOME
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 54,300	$ 90,337
Other	0	4,974
Interest	275	317
	54,575	95,628
EXPENSES		
Regulatory fees and assessments	2,746	5,680
Fidelity and surety bonds	512	449
Professional fees	1,471	3,140
Depreciation and amortization	1,969	1,054
Rent and management fees	40,000	75,120
Other expenses	5,370	7,240
	52,068	92,683
NET INCOME	$ 2,507	$ 2,945

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2001 and 2000

Balance at December 31, 1999	$17,044
Net income, (loss)	2,945
Balance at December 31, 2000	19,989
Net income, (loss)	2,507
Balance at December 31, 2001	$22,496

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2001 and 2000

	2001	2000
Increase, (Decrease) in Cash and Cash Equivalents		
Cash flows from operating activities:		
Cash received from operations	$54,575	$95,628
Cash paid to suppliers	(50,099)	(91,629)
Net cash provided by operating activities	4,476	3,999
Cash flows from investment activities:		
Purchase of Furniture and Warrants	0	(10,674)
Net cash from investment activities	0	(10,674)
Net increase (decrease) in cash and cash equivalents	4,476	(6,675)
Cash and cash equivalents at beginning of year	8,472	15,147
Cash and cash equivalents at end of year	$12,948	$ 8,472

Reconciliation of net income to net cash provided by operating activities:		
Net Income	$ 2,507	$ 2,945
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	1,969	1,054
Change in assets and liabilities:		
Change in A/P	0	0
	1,969	1,054
Net cash provided by operating activities	$ 4,476	$ 3,999

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalent.

See accompanying notes and accountants' audit report.

CROWN POINT SECURITIES, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon limited liability company and a registered broker-dealer in securities approved October 1997, under the Securities and Exchange Act of 1934, as amended, located in Portland Oregon. The Company renders broker-dealer services in securities on an agency basis to its customers primarily private placement activities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k) (2) (B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition

Revenue is recorded upon final closing of private placement activities.

Securities Valuation
The warrants owned are stated at cost as no market value is determinable at December 31, 2001.

Income Taxes
The limited liability company has elected to be treated as a partnership for income tax purposes. All tax attributes of the Company's income or loss are passed through to the members.

Furniture
Furniture is carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using an estimated life of seven years. Depreciation expense amounted to $1,053 and $139 for fiscal year ending December 31, 2001 and 2000 respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the members to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CROWN POINT SECURITIES, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE B - RELATED PARTY TRANSACTIONS

The Company rents its space and equipment from a related corporation. The Company and the related corporation have common ownership. The agreement states that the affiliate will be responsible for the general overhead expenses associated with Crown Point Securities, LLC. which includes, but does not limit to, rent, utilities, telephone and general office supplies. The securities Company paid $40,000 and $75,000 to the related corporation for rent and general expenses during the year ending December 31, 2001 and 2000. The securities Company is responsible for direct expenses including annual audit charges and all regulatory fees.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1), of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2001, the Company's net capital and required net capital, as defined, was $12,633 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .025 to 1.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Crown Point Securities, LLC.
Portland, Oregon

We have audited the accompanying financial statements of Crown Point Securities, LLC. for the years ended December 31, 2001 and 2000 and have issued our report dated February 6, 2002.

Our audit made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 6, 2002

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

CROWN POINT SECURITIES, LLC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORTS-PART IIa FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
Years Ended December 31, 2001 and 2000

	2001	2000
Members' equity from statement of financial condition	$22,496	$19,989
Deduct equity not allowable for net capital	0	0
Members' equity qualified for net capital	22,496	19,989
Deduction and/or charges:		
Furniture, net	(6,182)	(7,235)
Organization costs, net	(381)	(1,297)
Warrants	(3,300)	(3,300)
Net capital before haircuts	12,633	8,157
Haircuts on securities	0	0
Net Capital	$12,633	$ 8,157
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 21	$ 21
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 7,633	$ 3,157
Excess net capital at 1000%	$12,601	$ 8,125
AGGREGATE INDEBTEDNESS		
Items included from statement of financial condition		
Accounts payable and accrued liabilities	$ 315	$ 315
Total aggregate indebtedness	$ 315	$ 315
Ratio: Aggregate indebtedness to net capital	.025 to 1.	.039 to 1.

CROWN POINT SECURITIES, LLC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
Years Ended December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$12,632	$ 8,157
Adjustments		
Rounding	1	0
Net capital at December 31, as adjusted	$12,633	$ 8,157
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 315	$ 315
Additional accounts payable	0	0
Total aggregate indebtedness as of December 31	$ 315	$ 315

These differences did not significantly change the ratio of aggregate indebtedness to net capital as previously reported in the fourth quarter unaudited FOCUS REPORT, PART IIA.

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
Crown Point Securities, LLC.
Portland, Oregon

We have audited the financial statements of Crown Point Securities, LLC. for the years December 31, 2001 and 2000, and have issued our report thereon dated February 6, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 on in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Crown Point Securities, LLC. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2001 financial statements and this report does not affect our report on these financial statements dated February 6, 2002.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2001 and 2000, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accounts

February 6, 2002